Pure Acquisition Corp.

421 West 3rd Street, Suite 1000

Fort Worth, Texas 761102

April 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Re:	Pure Acquisition Corp. Form S-1 Registration Statement File No. 333-223845

Dear Mr. Ingram:

Pure Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-223845), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on April 12, 2018, or as soon thereafter as possible.

Sincerely,

Pure Acquisition Corp.

By:	/s/ STEVEN W THOLEN
Name: Steven W. Tholen
Title: Chief Financial Officer